

November 9, 2021

Glenn Sandgren
Chief Executive Officer
IKONICS Corp.
4832 Grand Avenue
Duluth, MN 55807

>   **Re: IKONICS Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-4**
>   **Filed November 3, 2021**
>   **File No. 333-258335**

Dear Mr. Sandgren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2021 letter.

Amendment No. 5 to Form S-4

Talen Joint Venture, page 125

1.   Please revise to to disclose whether the officers or directors, or major shareholders of Ikonics or Terawulf have any direct or indirect interests in Talen Energy Corporation or Cumulus Coin LLC. To the extent there are any interested parties, revise to clarify the nature of the material interest, and provide risk factor disclosure regarding the potential conflict that may arise from interested parties being involved in the joint venture.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: W. Jason Deppen